

Mail Stop 3561

December 21, 2017

John J. Hardig
Chief Financial Officer
XPO Logistics, Inc.
Five American Lane
Greenwich CT 06831

      Re: XPO Logistics, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 28, 2017
             File No. 001-32172

Dear Mr. Hardig:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis, page 23

1. We note from the tax note that domestic operations reported pretax losses in each of the last three years and that foreign operations reported pretax income in each of the last two years. In particular, the difference in 2016 between domestic loss and foreign income is substantial. Please discuss the reason that domestic operations report a loss and for the substantial difference in results between domestic and foreign for 2016. Refer to Items 303(a) and 303(a)(3)(i) and (ii) of Regulation S-K for guidance. Provide us with a copy of your intended disclosure.

Liquidity and Capital Resources

Cash Flow, page 27

2. You disclose cash flows from operations increased (by approximately $535 million) in 2016 primarily due to the improvement in profitability. You also state an increase in your accounts receivable reduced your cash from operations by approximately $154 million in 2016 compared to approximately $8 million of cash provided in 2015. Please provide a more robust analysis of these changes. Additionally, provide a comparative analysis between the earliest periods reported (i.e., 2015 and 2014). Refer to instructions 1 and 4 to Instructions to Item 303(a) of Regulation S-K for guidance.

3. In connection with the comment above, your analysis should address the significant drivers underlying material changes in individual cash flow items cited and how they impact cash. Please note that citing items such as net results and working capital items may not provide a sufficient basis to understand how operating cash between comparative periods was affected and changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, quantify any variance factors cited, pursuant to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

4. Please consider the above comments in providing an analysis of material changes in operating cash flows for interim periods. For example, the disclosure in "Sources and Uses of Cash" in the Form 10-Q for the fiscal period ended September 30, 2017 state the amount of cash provided by operating activities for each interim period presented but does not analyze the change of $120 million. Refer to the introductory paragraph of Item 303(b) and instruction 3 of instructions to paragraph (b) of Item 303 of Regulation S-K for guidance.

Notes to Consolidated Financial Statements

Note 3: Acquisitions and Divestitures

Divestitures

North American Truckload Operations, page 55

5. Please tell us the amount of gain or loss recorded on the sale of the North American truckload operations and where recorded in the statement of operations, and the components in detail of how the gain/loss was computed.

Note 18: Segment Reporting and Geographic Information, page 84

6. You disclose you have two reportable segments, transportation and logistics, and your chief executive officer is the chief operating decision maker ("CODM"). We note your organization has executives that are responsible for geographic regions and, in some cases,

lines of service (e.g., LTL). We further note you refer to or disclose operating results of geographic regions and service lines outside of your financial statements. Please identify for us your operating segments and disclose the factors you used to identify the segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Refer to ASC 280-10-50-21.   If you aggregated them pursuant to ASC 280-10-50-11 for segment reporting, please include your analysis in terms of how you meet the aggregation criteria under the literature in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure